



UFP TECHNOLOGIES

2012 Annual Report








SHAPING INNOVATION
50
SINCE 1963







Engineered for Growth

2012 ANNUAL REPORT

UFP Technologies, Inc. (Nasdaq: UFPT) is a producer of innovative custom-engineered components, products, and specialty packaging.

Using foams, plastics, composites, and natural fiber materials, we design and manufacture a vast range of solutions primarily for the medical, automotive, aerospace and defense, and packaging markets. Our team acts as an extension of customers' in-house research, engineering, and manufacturing groups, working closely with them to solve their most complex product and packaging challenges. For our customers, innovation takes many shapes. But each solution is shaped by the design, materials, and process expertise that sets our company apart. Learn more about us at www.ufpt.com.

CONTENTS



Dear Fellow Shareholder,



I am pleased to report that 2012 was another strong year for UFP Technologies – our third consecutive year of record results, achieved despite some significant challenges. Looking ahead, I see many exciting opportunities for our company, and we'll be accelerating our growth initiatives over the coming year. In this letter, I will describe the many encouraging developments that position our company well for both short-term and long-term success.

In 2012, we increased net income by 5.3% – our third straight year of record results.

50 years of shaping innovation

First, I'd like to highlight an important milestone. It's been 50 years since our company, then known as United Packaging Corporation, began creating protective packaging solutions for a handful of electronics customers. Since then, we've grown in ways our founders never anticipated. It's been a half-century of continuous innovation, in which we've pioneered a long list of processes and applications, secured a large portfolio of patents, expanded into many new markets, and created enduring partnerships with many customers and suppliers.

In the process, we've gained a strong reputation for engineering excellence and for continually increasing the value we bring to our customers, who now number in the thousands. We've also built a solid financial platform, which has enabled us to acquire many of our competitors and consolidate our position of industry leadership. It's a wonderful legacy to build on, and we're working hard to do exactly that. In this 50th anniversary year, I hope all shareholders and employees take a moment to look back with pride on the many accomplishments of the dedicated UFP Technologies team – both past and present – while looking forward to even greater things to come.



Molded Fiber sales grew more than 20% for the second year in a row, while sales in the medical market increased 9%.

Another great year for Molded Fiber

As I review our 2012 results, several accomplishments stand out. One is the continued dramatic growth of our molded fiber business. After a 25% sales increase in 2011, sales grew another 21% in 2012. Clearly, our eco-friendly packaging solutions made from recycled newsprint and water have captured customers' attention like never before. With our proprietary manufacturing process and talented design engineers, we develop creative solutions that offer a unique combination of performance, cost-effectiveness, and environmental responsibility. And our innovative designs continue to expand market opportunities for these solutions. For example, we now can protect much heavier items than we could in the past, such as a 20-pound computer tower for one of our key customers.

In short, molded fiber has become a great business for us, and we took some key steps in 2012 to extend our many advantages. To meet rising demand and improve manufacturing efficiency, we installed two new cutting-edge production lines in our Iowa facility. We expect this increased capacity will help us continue our strong sales growth in the coming years. We're also thinking beyond our patented manufacturing process. One of the new lines uses a faster process, which allows us to compete aggressively for the less fragile, more straightforward and cost-sensitive applications many customers are asking for today.

It's an excellent example of how we're building market share by expanding our product offering and broadening the addressable market for our solutions. Whether a customer needs a precision-engineered application for maximum protection, a visually striking retail package, or a relatively simple and cost-effective packaging insert, we can provide the ideal molded fiber solution.

Medical market sales shine again

Turning to specific market segments, our medical business continues to be an exciting market opportunity. We enjoyed healthy growth again in 2012, with sales up 9% for the year. This is very much by design. Not long ago, medical sales were a relatively small part of our overall mix. But we saw a strong fit between our skills and the market needs, and tremendous opportunity for growth. So we made the



To meet increasing demand for our eco-friendly packaging, we installed two new state-of-the-art molded fiber production lines in our Iowa plant.



To expand our medical manufacturing capabilities, we opened new clean rooms in Texas and Illinois.



To boost our already robust medical capabilities and increase our value to customers, we acquired Packaging Alternatives Corporation, a respected converter of technical polyurethane foam products.



We continued to add certifications at plants across the country; seven facilities now have ISO 13485:2003 registration for manufacturing sensitive medical components.

strategic decision to target medical and biotech customers very aggressively. We realized our materials expertise, engineering capabilities, and quality systems could add tremendous value in this industry. We also knew our financial strength allowed us to apply resources to this market that many potential competitors simply could not. We believed those high barriers to entry would help us grow market share quickly and lock in long-term customer relationships.

Time has proven us right. Medical/biotech is now our largest market segment, and in 2012 we added new clean rooms in Illinois and Texas to increase production capacity. Today, our component solutions run the gamut from orthopedic implants and temperature control systems to wound care and infection prevention products. And our packaging solutions protect a broad range of sensitive devices, from endoscopes to implants.

Over the past decade, we've continually improved our medical capabilities and added to our plant certifications. For example, we now have seven plants with ISO 13485:2003 certification, which is required for the production of many medical components. We've also acquired several companies that expanded our product lines and contributed to earnings right away. In late 2012, we added another one: Packaging Alternatives Corporation of Costa Mesa, California, a specialty converter of technical polyurethane foam products principally for the medical market. In addition, we've expanded the list of branded products we offer in this space, which I will discuss in a moment.

Challenges in the automotive and military markets

We generally delivered strong results in our other target markets as well. Automotive sales were slowed somewhat by the continued phase-out of the largest contract in our history, our long-running door panel program for certain Mercedes Benz vehicles. This lowered revenue by about $5 million for the year. But there's good news to report here. To utilize some of the capacity on equipment freed up from that program, we launched a similar program for Cadillac vehicles. Overall, with our ability to produce a broad range of precision components throughout the vehicle, we believe we are well positioned to take advantage of the continued revival of the American automotive industry.

We expect that, after several excellent years, sales in the aerospace and defense market will decline in 2013 due to reduced military spending. However, we also expect that our strong pipeline of opportunities in other target markets - medical, automotive, electronics, industrial, and consumer - will more than compensate. This shows, yet again, why market diversity is such an important asset for UFP. In a constantly changing economy, we've often seen how growth in some markets can offset downturns in others. For example, when automotive sales plummeted during the worst of the recession, rising military sales helped to keep the company growing. Now, those roles will likely reverse. This diversity, and ability to quickly shift resources to where demand is highest, will continue to be central to our overall growth strategy.

Here are some other recent developments across the company that make us bullish about our future.

Improving Efficiencies. Our bottom line (net income) growth rate continues to outpace our rate of top line (sales) growth. This shows how our efforts to improve margins and overall efficiency are paying off. Last year, I told you about our goal to become more efficient by operating fewer, larger plants. In 2012, we took another step in this direction. We consolidated our Ventura, California, foam business into our nearby Rancho Dominguez facility, and moved the Ventura plant's beauty business to our plant in El Paso, Texas. We also completed Phase 2 of our ongoing Enterprise Resource Planning (ERP) program, which will help us centralize many functions, reduce operating costs, and manage our business more efficiently. These types of initiatives will continue to have a strong positive impact on our bottom line.

Expanding our Portfolio of Branded Products. In recent years, we've introduced a wide array of branded products, mostly in the medical and consumer markets. Now, we've added two more.

In the medical and biotech space, we launched the FlexShield™ medical device pouch for screws, rods, plates, and other instruments. Its innovative design improves puncture and abrasion resistance, and allows customers to safely ship medical instruments from the time of assembly all the way through to the operating room. FlexShield joins other branded medical products like our



In the medical space, we launched the innovative FlexShield™ pouch to protect delicate instruments from assembly all the way to the operating room.



FlexShield joins other branded medical products like our BioShell® line of insulated container systems, which protect biopharmaceutical bags throughout the supply chain.


PANEL PRO
12OG18H2

Our contract manufacturing business continues to expand, as more customers recognize the many benefits of outsourcing production to us.



We've begun working with a high-speed molded fiber production process that allows us to compete aggressively for less fragile, more cost-sensitive applications.

BioShell® line of insulated container systems; our T-Tubes® insulation system for clean room process lines and equipment; and our Tri-Covers™ high purity foam caps, also for clean room environments.

In the consumer market, we introduced the Erasables Presto Clean Eraser, a highly effective sponge stain remover for use in homes, cars, and boats. This exciting new product was developed through our close partnership with BASF; we are one of the few companies in North America with direct access to their Basotect (melamine foam) material and its unique stain-removing properties. From the Bottoms Up® wine packaging system to our Pro-Sticks™ nail file system, our branded products are helping to expand market opportunities for UFP, and it's a direction we will continue to pursue.

Increasing Contract Manufacturing Opportunities. With our efficient factories, technical expertise, and national plant footprint, it's no surprise that more customers are contracting with us to be a manufacturing partner. In these arrangements, we work with their designs and typically execute every step from production to packaging to shipping. This business has grown substantially in recent years, as more companies have chosen to focus their efforts on product design and marketing, and outsource production to us. We expect it will continue to grow at a healthy clip, as more customers come to rely on us as a key production resource.

Creating More Focused Sales and Service Teams. Our talented and dedicated people are clearly our most important asset. To maximize their effectiveness, we've made some changes in how we organize our customer-facing teams. First, we segmented our sales team into two groups. Our Select team will handle our smaller accounts in an efficient, centralized manner; our Premier team, an outside sales force, will focus on a shorter list of key strategic accounts. We believe this will help us better serve all our customers. We also are organizing our engineering and customer service staffs into market-focused teams that will have a deeper understanding of each specific market's needs. We will continue to add new talent, strengthen customer service functions, and strive to deliver truly outstanding customer experiences every day. I sincerely thank all our people for their hard work and commitment to excellence.

GROWING THE VALUE OF YOUR INVESTMENT

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
ASSUMES INITIAL INVESTMENT OF $100
DECEMBER 2012



250
200
150
100
50
2007
2008
2009
2010
2011
2012
UFP Technologies, Inc.
GICS 15103020 Paper Packaging
SIC Codes 3080-3089 Miscellaneous Plastic Products
NASDAQ Stock Market (US Companies)

For the last five years, return on UFP Technologies stock has outperformed our industry peers, and the average return of all U.S. NASDAQ-listed companies, by a wide margin.

In closing, it's important to note that our balance sheet remains very strong. We currently have about $32 million in the bank to fund strategic acquisitions, new equipment, and other initiatives that can help strengthen our platform and enhance our growth potential. I'd also like to highlight two financial graphics on this page that illustrate the quality of your investment in UFP. One shows the large and rapid increase in shareholder equity over the past several years, from about $25 million in 2007 to about $73 million today. The other shows the five-year return on our shares, as compared to our peers in the paper and plastics industries and all U.S. NASDAQ-listed companies. As you can see, we have outperformed them all by substantial margins. As we begin our next 50 years, we will work hard to continue growing our business and your investment. Thank you for your continued support of UFP Technologies.

Sincerely,

R. Jeffrey Bailly
Chairman and CEO

REVENUE



$93,595
$110,032
$99,231
$120,766
$127,244
$130,962
2007
2008
2009
2010
2011
2012

NET INCOME



$4,159
$5,116
$5,929
$9,247
$10,346
$10,895
2007
2008
2009
2010
2011
2012

SHAREHOLDERS EQUITY



$24,827
$31,890
$39,005
$50,226
$61,985
$73,261
2007
2008
2009
2010
2011
2012

Shareholder equity has increased from about $25 million in 2007 to about $73 million today.

SELECTED FINANCIAL DATA

The following table summarizes our financial data for the periods presented. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements appearing elsewhere in this document. The selected statements of operations data for the fiscal years ended December 31, 2012, 2011, and 2010, and the selected balance sheet data as of December 31, 2012, and 2011, are derived from the audited financial statements, which are included elsewhere in this document. The selected statements of operations data for the years ended December 31, 2009, and 2008, and the balance sheet data at December 31, 2010, 2009, and 2008, are derived from our audited financial statements not included in this document.

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31 (in thousands, except per share data)				
Consolidated statement of operations data[1]	**2012**	**2011**	**2010**	**2009**	**2008**
Net sales	$ 130,962	127,244	120,766	99,231	110,032
Gross profit	38,185	36,245	34,616	26,719	28,563
Operating income	16,666	15,716	14,392	8,192	8,425[2]
Net income attributable to UFP Technologies, Inc.	10,895	10,346	9,247	5,929	5,116
Diluted earnings per share	1.55	1.48	1.37	0.94	0.82
Weighted average number of diluted shares outstanding	7,028	6,999	6,749	6,294	6,263

	As of December 31 (in thousands)				
Consolidated balance sheet data	**2012**	**2011**	**2010**	**2009**	**2008**
Working capital	$ 51,263	48,575	38,267	27,702	18,688
Total assets	98,617	79,721	69,478	57,855	47,133
Short-term debt and capital lease obligations	1,550	581	654	623	1,419
Long-term debt and capital lease obligations, excluding current portion	8,314	5,639	6,847	7,502	4,852
Total liabilities	25,357	17,736	19,251	18,849	16,289
Stockholders' equity	73,261	61,985	50,226	39,005	31,890

[1] See Note 19 to the consolidated financial statements for segment information.

[2] Amount includes restructuring charges of $1.3 million.

MARKET PRICE

From July 8, 1996, until April 18, 2001, the Company's common stock was listed on the NASDAQ National Market under the symbol "UFPT." Since April 19, 2001, the Company's common stock has been listed on the NASDAQ Capital Market. The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2011, to December 31, 2012:

Fiscal Year Ended December 31, 2011	**High**	**Low**
First Quarter	$21.59	$12.19
Second Quarter	19.64	14.86
Third Quarter	19.68	14.20
Fourth Quarter	15.90	12.65

Fiscal Year Ended December 31, 2012	**High**	**Low**
First Quarter	$19.96	$13.94
Second Quarter	19.62	15.30
Third Quarter	18.50	15.87
Fourth Quarter	18.25	15.27

NUMBER OF STOCKHOLDERS

As of February 26, 2013, there were 83 holders of record of the Company's common stock.

Due to the fact that many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

DIVIDENDS

The Company did not pay any dividends in 2011 or 2012. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. Any decision to pay dividends will be at the discretion of the Company's board of directors and will depend upon the Company's operating results, strategic plans, capital requirements, financial condition, provisions of the Company's borrowing arrangements and other factors the Company's board of directors considers relevant.

STOCK PLANS

The Company maintains two active stock incentive plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors, and advisors. The 2009 Non-Employee Director Stock Incentive Plan provides for the issuance of up to 975,000 shares of the Company's common stock to non-employee directors.

The Company also maintains the 2003 Incentive Plan, which provides the Company with the ability to offer up to 2,250,000 shares of equity-based incentives to present and future executives, and other employees who are in a position to contribute to the long-term success and growth of the Company. Additional details of these plans are discussed in Note 12 to the consolidated financial statements.

Each of these plans and their amendments has been approved by the Company's stockholders.

Summary plan information as of December 31, 2012, is as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
1993 Employee Plan[1]	220,000	$ 2.77	—
2009 Non-Employee Director Stock Incentive Plan	243,888	7.13	209,784
Total Option Plans	**463,888**	**$ 5.06**	**209,784**
2003 Incentive Plan Options	30,000	$ 11.73	—
2003 Incentive Plan RSU	108,866	—	1,068,241
Total 2003 Incentive Plan	**138,866**	**—**	**1,068,241[2]**
Total All Stock Plans	**602,754**	**$ —**	**1,278,025**

[1] The plan expired on April 12, 2010.

[2] Represents the total of both Options and RSUs available in the 2003 Incentive Plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

UFP Technologies is producer of innovative custom-engineered components, products and specialty packaging. The Company serves a myriad of markets, but specifically targets opportunities in the medical, automotive, aerospace and defense and packaging markets. It also produces a variety of standard products that are, in some cases, patented or trademarked.

In 2012 the Company experienced organic sales growth of 2.9%, reflecting increased demand for products from the medical market as well as for molded fiber packaging. This growth was achieved despite the loss of approximately $5 million in sales from the phase-out of a significant portion of an automotive program in the southeast, and was largely driven by 9% growth in sales to the medical market and a 21% increase in sales of molded fiber packaging product. Excluding this loss of sales, the Company achieved organic sales growth of 6.9%. The Company's ability to leverage this sales growth to improve gross margins generated another year of record profitability; operating income and net income for the year ended December 31, 2012 increased 6.0% and 5.3%, respectively.

In 2013, sales in the Company's automotive and military markets started slowly due to reduced military spending and temporary plant shutdowns by two automotive customers.

The Company's strategy includes further organic growth and growth through strategic acquisitions.

RESULTS OF OPERATIONS

Sales in the Company's Component Products segment increased 4.2% to $88.2 million in 2012 from $84.7 million in 2011. Operating income increased 4.2% to $13.6 million in 2012 from $13.0 million in 2011, reflecting profits on the sales growth partially offset by decreased operating income in the Company's automotive market.

Sales in the Company's Packaging segment increased slightly to $42.8 million in 2012 from $42.6 million in 2011. Operating income increased 14.9% to $3.1 million in 2012 from $2.7 million in 2011. The relatively flat sales reflect a 21% increase in molded fiber packaging product partially offset by a sales decline in foam packaging sales. The increase in operating income largely reflects the sales growth in molded fiber as this is a high fixed-cost business. Additional details regarding the Company's segment results of operations are described in Note 19 to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Additional details regarding the Company's segment results of operations are described in Note 19 to the consolidated financial statements included in Item 8 of this Form 10-K.

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.8%	71.5%	71.3%
Gross profit	**29.2%**	**28.5%**	**28.7%**
Selling, general, and administrative expenses	16.4%	16.8%	16.8%
Gain on sale of fixed assets	0.0%	-0.6%	0.0%
Operating income	**12.8%**	**12.3%**	**11.9%**
Total other expenses (income), net	0.1%	0.0%	0.0%
Income before taxes	**12.7%**	**12.3%**	**11.9%**
Income tax expense	4.4%	3.9%	4.1%
Net income attributable to consolidated operations	**8.3%**	**8.4%**	**7.8%**
Net income attributable to non-controlling interests	0.0%	0.3%	0.1%
Net income attributable to UFP Technologies, Inc.	**8.3%**	**8.1%**	**7.7%**

2012 COMPARED TO 2011

Net sales increased 2.9% to $131.0 million for the year ended December 31, 2012, from net sales of $127.2 million in 2011. The $3.8 million increase in sales was largely attributable to increased sales into the medical market of approximately $3.1 million (Component Products segment) as well as a $2.7 million increase in sales of molded fiber packaging reflecting increased demand for environmentally friendly packaging solutions (Component Products segment). These sales increases were partially offset by a $5 million reduction in sales from the phase-out of a significant portion of an automotive program in the Southeast.

Gross profit as a percentage of sales ("Gross Margin") increased to 29.2% for the year ended December 31, 2012, from 28.5% in 2011. The increase in gross margin is primarily attributable to an improved book of business relating to the sales increases in the medical market and of molded fiber packaging (as a percentage of sales, material, and direct labor collectively decreased by 0.9% in 2012).

Selling, General, and Administrative Expenses ("SG&A") increased slightly to $21.5 million for the year ended December 31, 2012, from $21.4 million in 2011. As a percentage of sales, SG&A decreased to 16.4% for the year ended December 31, 2012 from 16.8% for the same period in 2011. The slight increase in SG&A for the year ended December 31, 2012, is primarily due to increased compensation programs of approximately $100,000 (higher plant bonuses across both the Component Products and Packaging segments due to improved performance) and increased office and equipment depreciation expense of approximately $100,000 (due to ERP and other infrastructure computer hardware across both the Component Products and Packaging segments), partially offset by a reduction of approximately $100,000 in professional and consulting fees (prior year initiatives across both the Component Products and Packaging segments). The reduction in SG&A as a percentage of sales is primarily due to relatively flat SG&A expenses measured against higher sales.

Interest expense net of interest income increased to approximately $90,000 for the year ended December 31, 2012, from net interest expense of approximately $27,000 in 2011. The increase in interest expense is primarily attributable to lower interest earned on excess cash balances, as well as increased debt associated with financing molded fiber equipment.

The gain on sale of assets of approximately $839,000 in 2011 was derived primarily from the sale of real estate in Alabama by United Development Company Limited ("UDT"). Of this $839,000 gain, approximately $428,000 relates to non-controlling interests that have been deducted to determine net income attributable to UFP Technologies, Inc., and $250,000 represents a one-time fee paid to the Company for managing the transaction.

The Company recorded income tax expense as a percentage of income before income tax expense, excluding net income attributable to non-controlling interests, of 34.3% and 31.3% for the years ended December 31, 2012, and 2011, respectively. The increase in the effective tax rate for the year ended December 31, 2012, is primarily attributable to the reversal in 2011 of approximately $385,000 in reserves previously established for uncertain tax benefits due to a favorable outcome on a concluded Federal Internal Revenue Service audit and the statute of limitations expiring on certain other federal income tax filings as well as increased deductions associated with domestic manufacturing. The non-controlling interest previously held in UDT was not subject to corporate income tax, which also caused the effective tax rate to be lower in 2011 than 2012. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets are more likely than not to be realized, and has not recorded a tax valuation allowance at December 31, 2012. The Company will continue to assess whether the deferred tax assets will be realizable and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carry-forward period are reduced.

2011 COMPARED TO 2010

Net sales increased 5.4% to $127.2 million for the year ended December 31, 2011, from net sales of $120.8 million in the same period of 2010. The $6.4 million increase in sales was largely attributable to increased sales into the aerospace and defense industries of approximately $3.1 million fueled by a new contract for the US Marines to supply backpack components (Component Products segment) as well as demand for interior trim parts from the automotive industry of approximately $1.8 million (Component Products segment).

Gross Margin decreased slightly to 28.5% for the year ended December 31, 2011, from 28.7% in 2010. The slight decrease in gross margin is primarily attributable to costs of approximately $350,000 incurred as a result of the closure of the Company's manufacturing facility in Alabama as well as approximately $300,000 incurred in additional health insurance claims (overhead) partially offset by manufacturing efficiencies achieved in the Company's plants (as a percentage of sales material and direct labor collectively decreased by 0.2% in 2011).

SG&A increased 5.6% to $21.4 million for the year ended December 31, 2011, from $20.2 million in 2010. As a percentage of sales, SG&A was 16.8% for both the years ended December 31, 2011, and 2010. The $1.2 million increase in SG&A for the year ended December 31, 2011, is primarily due to an increase in professional fees of approximately $400,000 associated with the development of enhanced internal operating and information systems and a re-branding and marketing project, approximately $400,000 in additional administrative salaries, wages and benefits and approximately $200,000 in additional health insurance claims.

Interest expense net of interest income decreased to approximately $27,000 for the year ended December 31, 2011, from net interest expense of approximately $116,000 in 2010. The decrease in interest expense is primarily attributable to higher interest earned on excess cash balances, as well as lower interest paid on declining term debt balances.

The gain on sale of assets of approximately $839,000 in 2011 was derived primarily from the sale of real estate in Alabama by UDT. Of this $839,000 gain, approximately $428,000 relates to non-controlling interests that have been deducted to determine net income attributable to UFP Technologies, Inc., and $250,000 represents a one-time fee paid to the Company for managing the transaction.

The Company recorded income tax expense as a percentage of income before income tax expense excluding net income attributable to non-controlling interests, of 31.3% and 34.8% for the years ended December 31, 2011, and 2010, respectively. The decrease in the effective tax rate for the year ended December 31, 2011, is primarily attributable to the reversal in 2011 of approximately $385,000 in reserves previously established for uncertain tax benefits due to a favorable outcome on a concluded Federal Internal Revenue Service audit and the statute of limitations expiring on certain other federal income tax filings as well as increased deductions associated with domestic manufacturing. The non-controlling interest previously held in UDT was not subject to corporate income tax. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets are more likely than not to be realized, and has not recorded a tax valuation allowance at December 31, 2011. The Company will continue to assess whether the deferred tax assets will be realizable and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carry-forward period are reduced.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operating expenses, capital requirements, and growth plan through internally-generated cash.

As of December 31, 2012, and 2011, working capital was approximately $51.2 and $48.6 million, respectively. The increase in working capital is primarily attributable to an increase in cash of approximately $3.6 million due to cash generated from operations; increased receivables of approximately $2.2 million due to the purchase of Packaging Alternatives Corporation; and increased refundable income taxes of approximately $1 million due to overpayments of federal income taxes partially offset by an increase in accrued expenses of approximately $2.1 million due largely to the Packaging Alternatives Corporation purchase holdback, compensation, and other accruals, and an increase in current installments of long-term debt of approximately $1 million due to new financing on the acquisition of new molded fiber equipment.

Net cash provided by operating activities was approximately $16.2 million and primarily consisted of net income of approximately $10.9 million, plus depreciation and amortization of approximately $2.9 million, share-based compensation of approximately $860,000, and an increase in accrued expenses of approximately $2.1 million. Net cash used in investing activities in 2012 was approximately $15.5 million and included approximately $12.0 million in additions to property, plant and equipment and approximately $3.6 million in cash used to acquire the net assets of Packaging Alternatives Corporation. Net cash provided by financing activities was approximately $3.0 million and consisted of proceeds from long-term borrowings of approximately $4.4 million, excess tax benefits related to share-based compensation of approximately $832,000, partially offset by cash used for distributions to United Development Company partners of approximately $1.2 million, and cash used for principal repayments of long-term debt of approximately $740.000.

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is comprised of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a mortgage loan of $1.8 million with a 20 year straight-line amortization; and (iv) a mortgage loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2012, the Company had no borrowings outstanding and availability of approximately $16.9 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant, which the Company was in compliance with as of December 31, 2012. The Company's $17 million revolving credit facility matures November 30, 2013. The Company anticipates negotiating an extension of this facility. The Company cannot assure that such extension will be completed on favorable terms or on a timely basis, if at all. The term loans are all due on January 29, 2016. At December 31, 2012, the interest rate on these facilities was 1.2%, and there were no borrowings outstanding on the line of credit.

On October 11, 2012, the Company entered into a loan agreement to finance the purchase of two new molded fiber machines. One of the machines is presently operational. The value of the loan is approximately $5 million. The annual interest rate is fixed at 1.83%. As of December 31, 2012, approximately $4.4 million had been advanced on the loan and the outstanding balance is approximately $4.2 million. The loan will be repaid over a five-year term. The loan is secured by the related molded fiber machines.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, AND OFF-BALANCE-SHEET ARRANGEMENTS

The following table summarizes the Company's contractual obligations at December 31, 2012:

	Payment Due By Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Term Loans	$ 913,142	$ 288,360	$ 576,720	$ 48,062	$ -
Equipment Loans	4,225,241	969,530	1,993,826	1,261,885	-
Grand Rapids Mortgage	3,233,333	200,000	400,003	2,633,330	-
Massachusetts Mortgage	1,492,183	92,300	184,600	1,215,283	-
Operating Leases	7,039,407	2,016,705	2,958,204	2,064,498	-
Debt interest	700,721	202,183	306,759	191,779	-
Supplemental Retirement	245,833	75,000	70,833	50,000	50,000
Total	**$ 17,849,860**	**$ 3,844,078**	**$ 6,490,945**	**$ 7,464,837**	**$ 50,000**

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2012, it cannot guarantee that its operations will generate cash in future periods. Subject to the Risk Factors set forth in Part I, Item 1A of this Report and the general disclaimers set forth in our Special Note Regarding Forward-Looking Statements at the outset of this Report, we believe that cash flow from operations will provide us with sufficient funds in order to fund our expected operations over the next twelve months.

The Company does not believe inflation has had a material impact on its results of operations in the last three years.

The Company had no off-balance-sheet arrangements in 2012, other than operating leases.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring charges, contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes the following critical accounting policies necessitated that significant judgments and estimates be used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

- **Goodwill** Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company assessed qualitative factors as of December 31, 2012, and determined that it was more likely than not that the fair value of both reporting units with goodwill exceeded their respective carrying amounts. Factors considered for each reporting unit included financial performance, forecasts and trends, market cap, regulatory and environmental issues, foreign currency, market analysis, recent transactions, macro-economic conditions, industry and market considerations, raw material costs, management stability, and the degree by which the fair value of each reporting unit exceeded its carrying value in 2010 when the Company last performed Step 1 of the goodwill impairment test, which requires a comparison of each reporting unit's fair value to its carrying value (approximately $37 million or 161% and $7 million or 190% for the Component Products and Molded Fiber reporting units, respectively). As a result of this assessment, Step 1 of the goodwill impairment test was not performed in 2012.

- **Accounts Receivable** The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2012.

- **Inventories** Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  The Company periodically reviews the realizability of its inventory for potential obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2012, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon either the Prime rate or LIBOR and, therefore, future operations could be affected by interest rate changes; however, the Company believes the market risk of the debt is minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of UFP Technologies, Inc.

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFP Technologies, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2013 expressed an unqualified opinion.

Grant Thornton, LLP

GRANT THORNTON LLP
Boston, MA
March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of UFP Technologies, Inc.

We have audited the internal control over financial reporting of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 15, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton, LLP

GRANT THORNTON LLP
Boston, MA
March 15, 2013

CONSOLIDATED BALANCE SHEETS

ASSETS	DECEMBER 31 2012	2011
Current assets:		
Cash and cash equivalents (UDT: $0 and $278,475, respectively)	$ 33,479,519	$ 29,848,798
Receivables, net	17,835,902	15,618,717
Inventories	9,695,060	9,758,623
Prepaid expenses	653,916	558,875
Refundable income taxes	1,713,687	1,086,632
Deferred income taxes	1,115,959	1,168,749
Total current assets	**64,494,043**	**58,040,394**
Property, plant, and equipment (UDT: $0 and $2,099,960, respectively)	59,569,202	47,635,907
Less accumulated depreciation and amortization (UDT: $0 and ($1,448,928), respectively)	(36,250,906)	(34,289,450)
Net property, plant, and equipment	23,318,296	13,346,457
Goodwill	7,038,631	6,481,037
Intangible assets, net	2,083,941	398,499
Other assets	1,682,529	1,454,867
Total assets	**$ 98,617,440**	**$ 79,721,254**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,088,003	$ 3,344,480
Accrued expenses (UDT: $0 and $14,400, respectively)	7,592,842	5,540,163
Current installments of long-term debt	1,550,190	580,661
Total current liabilities	**13,231,035**	**9,465,304**
Long-term debt, excluding current installments	8,313,709	5,638,658
Deferred income taxes	1,589,654	1,292,378
Retirement and other liabilities	2,222,238	1,340,131
Total liabilities	**25,356,636**	**17,736,471**
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding	—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 6,749,913 shares in 2012 and 6,554,746 in 2011	67,499	65,547
Additional paid-in capital	19,238,934	18,185,912
Retained earnings	53,954,371	43,059,074
Total UFP Technologies, Inc. stockholders' equity	**73,260,804**	**61,310,533**
Non-controlling interests	—	674,250
Total stockholders' equity	**73,260,804**	**61,984,783**
Total liabilities and stockholders' equity	**$ $98,617,440**	**$ 79,721,254**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2012	2011	2010
Net sales	$ 130,961,804	$ 127,243,846	$ 120,766,450
Cost of sales	92,776,623	90,999,327	86,150,720
Gross profit	**38,185,181**	**36,244,519**	**34,615,730**
Selling, general, and administrative expenses	21,531,197	21,366,913	20,235,540
Gain on sales of property, plant, and equipment	(12,046)	(838,592)	(12,000)
Operating Income	**16,666,030**	**15,716,198**	**14,392,190**
Other (expenses) income:			
Interest expense, net	(90,169)	(26,874)	(115,537)
Other, net	(2,058)	—	150,000
Total other (expense) income	(92,227)	(26,874)	34,463
Income before income tax provision	**16,573,803**	**15,689,324**	**14,426,653**
Income tax expense	5,678,506	4,905,708	5,019,136
Net income from consolidated operations	**10,895,297**	**10,783,616**	**9,407,517**
Net income attributable to non-controlling interests	—	(437,446)	(160,425)
Net income attributable to UFP Technologies, Inc.	**$ 10,895,297**	**$ 10,346,170**	**$ 9,247,092**
Net income per share:			
Basic	$ 1.63	$ 1.60	$ 1.50
Diluted	$ 1.55	$ 1.48	$ 1.37
Weighted average common shares:			
Basic	6,679,412	6,475,540	6,157,310
Diluted	7,028,469	6,999,300	6,749,062

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2012, 2011, and 2010

	Common Stock		Additional Paid-in	Retained	Non-Controlling	Total Stockholders'
	Shares	Amount	Capital	Earnings	Interests	Equity
Balance at December 31, 2009	**5,945,357**	**$ 59,454**	**$ 15,009,613**	**$ 23,465,812**	**$ 470,562**	**$ 39,005,441**
Stock issued in lieu of compensation	10,291	103	79,145	—	—	79,248
Share-based compensation	108,421	1,084	962,626	—	—	963,710
Exercise of stock options net of shares presented for exercise	274,760	2,747	504,309	—	—	507,056
Net share settlement of restricted stock units and stock option tax withholding	—	—	(485,511)	—	—	(485,511)
Excess tax benefits on share-based compensation	—	—	854,015	—	—	854,015
Net income	—	—	—	9,247,092	160,425	9,407,517
Distribution to non-controlling interests	—	—	—	—	(105,000)	(105,000)
Balance at December 31, 2010	**6,338,829**	**$ 63,388**	**$ 16,924,197**	**$ 32,712,904**	**$ 525,987**	**$ 50,226,476**
Stock issued in lieu of compensation	2,735	27	54,973	—	—	55,000
Share-based compensation	69,324	693	1,087,979	—	—	1,088,672
Exercise of stock options net of shares presented for exercise	143,858	1,439	249,099	—	—	250,538
Net share settlement of restricted stock unit and stock option tax withholding	—	—	(829,995)	—	—	(829,995)
Excess tax benefits on share-based compensation	—	—	699,659	—	—	699,659
Net income	—	—	—	10,346,170	437,446	10,783,616
Distribution to non-controlling interests	—	—	—	—	(289,183)	(289,183)
Balance at December 31, 2011	**6,554,746**	**$ 65,547**	**$ 18,185,912**	**$ 43,059,074**	**$ 674,250**	**$ 61,984,783**
Share-based compensation	62,153	622	859,783	—	—	860,405
Exercise of stock options net of shares presented for exercise	133,014	1,330	363,911	—	—	365,241
Net share settlement of restricted stock unit and stock option tax withholding	—	—	(672,284)	—	—	(672,284)
Excess tax benefits on share-based compensation	—	—	831,584	—	—	831,584
Net income	—	—	—	10,895,297	—	10,895,297
Distribution to non-controlling interests	—	—	—	—	(674,250)	(674,250)
Investment in United Development Company Limited (Note 7)	—	—	(329,972)	—	—	(329,972)
Balance at December 31, 2012	**6,749,913**	**$ 67,499**	**$ 19,238,934**	**$ 53,954,371**	**$ —**	**$ 73,260,804**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 10,895,297	$ 10,783,616	$ 9,407,517
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,928,185	2,781,002	3,152,193
Gain on sales of property, plant, and equipment	(12,046)	(838,592)	(12,000)
Share-based compensation	860,405	1,088,672	963,710
Stock issued in lieu of compensation	—	55,000	79,248
Deferred income taxes	610,066	451,702	305,830
Excess tax benefits on share-based compensation	(831,584)	(699,659)	(854,015)
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	(842,332)	(985,342)	(415,370)
Inventories	800,977	(1,714,287)	(396,819)
Prepaid expenses	(64,798)	476,426	(558,920)
Refundable income taxes	(695,055)	327,394	(1,414,026)
Accounts payable	383,440	507,018	160,922
Accrued expenses	2,143,005	(439,559)	1,380,570
Retirement and other liabilities	190,107	(12,398)	234,332
Other assets	(203,482)	(65,492)	(205,445)
Net cash provided by operating activities	**16,162,185**	**11,715,501**	**11,827,727**
Cash flows from investing activities:			
Additions to property, plant, and equipment	(11,993,750)	(3,740,891)	(3,285,530)
Acquisition of PAC Foam net of cash acquired	(3,596,575)	—	—
Proceeds from sale of property, plant, and equipment	85,963	1,222,494	12,000
Net cash used in investing activities	**(15,504,362)**	**(2,518,397)**	**(3,273,530)**
Cash flows from financing activities:			
Distribution to United Development Company Partners (non-controlling interest)	(1,196,223)	(289,183)	(105,000)
Excess tax benefits on share-based compensation	831,584	699,659	854,015
Proceeds from the exercise of stock options net of attestations	365,241	250,538	507,056
Principal repayment of long-term debt	(739,903)	(1,281,959)	(623,552)
Payment of statutory withholdings for stock options exercised and restricted stock units vested	(672,284)	(829,995)	(485,511)
Proceeds from long-term borrowings	4,384,483	—	—
Net cash provided by (used in) financing activities	**2,972,898**	**(1,450,940)**	**147,008**
Net change in cash and cash equivalents	3,630,721	7,746,164	8,701,205
Cash and cash equivalents at beginning of year	29,848,798	22,102,634	13,401,429
Cash and cash equivalents at end of year	**$ 33,479,519**	**$29,848,798**	**$ 22,102,634**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, and 2011

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") is an innovative designer and custom converter of foams, plastics, and natural fiber products principally serving the medical, automotive, aerospace and defense, computer and electronics, consumer, and industrial markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly-owned subsidiaries, Moulded Fibre Technology, Inc., Simco Industries, Inc. and its wholly-owned subsidiary Simco Automotive Trim, Inc., and Stephenson & Lawyer, Inc. and its wholly-owned subsidiary, Patterson Properties Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts and the net realizable value of inventory, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company has not elected fair value accounting for any financial instruments for which fair value accounting is optional.

(d) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued taxes and other expenses are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, and 2011, cash equivalents primarily consisted of money market accounts and certificates of deposit that are readily convertible into cash.

The Company maintains its cash in bank deposit accounts, money market funds, and certificates of deposit that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts, and does not believe it is exposed to any significant custodial credit risk on cash. The Company's main operating account with Bank of America exceeds federal depository insurance limit by approximately $28.7 million.

(f) Accounts Receivable

The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2012.

(g) Inventories

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory for potential obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2012.

(h) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter. Certain manufacturing machines that are dedicated to a specific program - where total units to be produced over the life of the program are estimable - are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements	31.5 years
Equipment	7-10 years
Furniture and fixtures	3-7 years

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value.

(i) Goodwill

Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company assessed qualitative factors as of December 31, 2012, and determined that it was more likely than not that the fair value of both reporting units with goodwill exceeded their respective carrying amounts. Factors considered for each reporting unit included financial performance, forecasts and trends, market cap, regulatory and environmental issues, foreign currency, market analysis, recent transactions, macro-economic conditions, industry and market considerations, raw material costs, management stability, and the degree by which the fair value of each reporting unit exceeded its carrying value in 2010 when the Company last performed Step 1 of the goodwill impairment test, which requires a comparison of each reporting unit's fair value to its carrying value (approximately $37 million or 161% and $7 million or 190% for the Component Products and Molded Fiber reporting units, respectively). As a result of this assessment, Step 1 of the goodwill impairment test was not performed in 2012.

(j) Intangible Assets

Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and are tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable.

(k) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

Share-based compensation cost that has been charged against income for stock compensation plans is as follows:

	Year Ended December 31		
	2012	**2011**	**2010**
Selling, general, and administrative expenses	$ 860,405	$ 1,088,672	$ 963,710

The compensation expense for stock options granted during the three-year period ended December 31, 2012, was determined as the intrinsic fair market value of the options using the Black Scholes valuation model. In prior years, the Company's used a lattice-based option valuation model. The assumptions are noted as follows:

	Year Ended December 31		
	2012	2011	2010
Expected volatility	56.90%	54.8% to 73.3%	65.8% to 83.4%
Expected dividends	None	None	None
Risk-free interest rate	0.39%	0.9% to 2.9%	2.0% to 3.2%
Exercise price	Closing price on date of grant	Closing price on date of grant	Closing price on date of grant
Expected term	5 years	4.6 to 7.7 years (output in lattice-based model)	4.1 to 7.9 years (output in lattice -based model)

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The weighted average grant date fair value of options granted during 2012, 2011, and 2010, was $7.72, $5.75, and $3.89, respectively.

The total income tax benefit recognized in the statement of operations for share-based compensation arrangements was approximately $270,000, $359,000, and $316,600, for the years ended December 31, 2012, 2011, and 2010, respectively.

(m) Deferred Rent

The Company accounts for escalating rental payments on a straight-line basis over the term of the lease.

(n) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(o) Research and Development

On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred. Approximately $1.3 million, $1.2 million, and $0.9 million, were expensed in the years ended December 31, 2012, 2011, and 2010, respectively.

(p) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(q) Segments and Related Information

The Company follows the provisions of ASC 280, *Segment Reporting*, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 19).

(2) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Year Ended December 31		
	2012	2011	2010
Interest	$ 57,669	$ 126,999	$ 127,378
Income taxes, net of refunds	$ 4,960,408	$ 3,793,454	$ 5,522,702

During the years ended December 31, 2012, 2011, and 2010, the Company permitted the exercise of stock options with exercise proceeds paid with the Company's stock ("cashless" exercises) totaling $140,467, $93,879, and $343,750, respectively.

The purchase of substantially all of the assets of Packaging Alternatives Corporation in 2012 included consideration in the form of a holdback of $600,000 and a long-term note valued at $692,000.

(3) Receivables and Net Sales

Receivables consist of the following:

	December 31	
	2012	2011
Accounts receivable—trade	$ 18,330,793	$ 15,997,576
Less allowance for doubtful receivables	(494,891)	(378,859)
	$ 17,835,902	**$ 15,618,717**

Receivables are written off against these reserves in the period they are determined to be uncollectible, and payments subsequently received on previously written-off receivables are recorded as a reversal of the bad debt provision. The Company performs credit evaluations on its customers and obtains credit insurance on a large percentage of its accounts, but does not generally require collateral. The Company recorded a provision for doubtful accounts of $112,917 and $55,209 for the years ended December 31, 2012, and 2011, respectively.

Sales to the top customer in the Company's Component Products segment comprised 5.7% of that segment's total sales and 3.8% of the Company's total sales for the year ended December 31, 2012. Sales to the top customer in the Company's Packaging segment comprised 8.8% of that segment's total sales and 2.9% of the Company's total sales for the year ended December 31, 2012.

(4) Inventories

Inventories consist of the following:

	December 31	
	2012	2011
Raw materials	$ 6,260,354	$ 5,425,773
Work in process	675,228	1,513,794
Finished goods	2,759,478	2,819,056
	$ 9,695,060	**$9,758,623**

(5) Other Intangible Assets

The carrying values of the Company's definite-lived intangible assets as of December 31, 2012, and 2011, are as follows:

	Patents	Non-Compete	Customer List	Total
Estimated useful life	14 years	5 years	5 years	
Gross amount at December 31, 2012	$ 428,806	$ 512,000	$2,306,436	$ 3,247,242
Accumulated amortization at December 31, 2012	(428,806)	(156,500)	(577,995)	(1,163,301)
Net balance at December 31, 2012	**$ —**	**$ 355,500**	**$ 1,728,441**	**$ 2,083,941**
Gross amount at December 31, 2011	$ 428,806	$ 200,000	$ 769,436	$ 1,398,242
Accumulated amortization at December 31, 2011	(425,052)	(126,500)	(448,191)	(999,743)
Net balance at December 31, 2011	**$ 3,754**	**$ 73,500**	**$ 321,245**	**$ 398,499**

Amortization expense related to intangible assets was $163,558, $195,330, and $223,908 for the years ended December 31, 2012, 2011, and 2010, respectively. Future amortization for the years ending December 31 will be approximately:

2013	$ 529,604
2014	444,937
2015	369,800
2016	369,800
2017	369,800
Total	**$2,083,941**

(6) Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31	
	2012	**2011**
Land and improvements	$ 839,906	$ 839,906
Buildings and improvements	8,772,943	6,959,641
Leasehold improvements	3,857,155	3,071,096
Equipment	39,045,723	32,612,522
Furniture, computer equipment and software	4,202,679	2,540,055
Construction in progress-equipment	2,850,796	1,612,687
	$ 59,569,202	**$ 47,635,907**

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010, was $2,764,627, $2,585,672, and $2,928,285, respectively.

(7) Investment in and Advances to Affiliated Partnership

In prior periods the Company had a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). The Company had consolidated the financial statements of UDT for prior periods because it determined that UDT was a Variable Interest Entity ("VIE") of which the Company was the primary beneficiary. On February 29, 2012, the Company purchased the manufacturing building that it leased from UDT for $1,350,000. Since this transaction took place among commonly controlled companies, the building was recorded by the Company at UDT's carrying value. Subsequently, UDT was dissolved and its assets were distributed. Thus, in effect, the Company has acquired the remaining 73.68% ownership interest in UDT, eliminating the VIE. The non-controlling interests' portion of the excess of the amount paid for the building over UDT's carrying value, totaling $329,972, which is net of the tax effect of the difference in the Company's book basis versus tax basis in the acquired building attributable to the non-controlling interest, has been recorded in stockholders' equity as a reduction to additional paid-in capital. The transaction did not impact the consolidated results of operations.

Included in the consolidated balance sheet as of December 31, 2011, are the following amounts related to UDT:

	December 31	
	2012	**2011**
Cash	$ —	$ $278,475
Net property, plant, and equipment	—	651,032
Accrued expenses	—	14,400
Current and long-term debt	—	—

(8) Indebtedness

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is comprised of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a mortgage loan of $1.8 million with a 20 year straight-line amortization; and (iv) a mortgage loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2012, the Company had no borrowings outstanding and availability of approximately $16.9 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant, which the Company was in compliance with as of December 31, 2012. The Company's $17 million revolving credit facility matures November 30, 2013. The Company anticipates negotiating an extension of this facility. The Company cannot assure that such an extension will be completed on favorable terms or on a timely basis, if at all. The term loans are all due on January 29, 2016. At December 31, 2012, the interest rate on these facilities was 1.2%, and there were no borrowings outstanding on the line of credit.

On October 11, 2012, the Company entered into a loan agreement to finance the purchase of two new molded fiber machines. One of the machines is presently operational. The value of the loan is approximately $5 million. The annual interest rate is fixed at 1.83%. As of December 31, 2012, approximately $4.4 million had been advanced on the loan and the outstanding balance is approximately $4.2 million. The loan will be repaid over a five-year term. The loan is secured by the related molded fiber machines.

Long-term debt consists of the following:

	December 31	
	2012	**2011**
Mortgage notes	$ 4,725,516	$ 5,017,817
Note payable	913,142	1,201,502
Equipment loan	4,225,241	—
Total long-term debt	**9,863,899**	**6,219,319**
Current Installments	(1,550,190)	(580,661)
Long-term debt, excluding current installments	**$ 8,313,709**	**$ 5,638,658**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:	
2013	$ 1,550,190
2014	1,568,334
2015	1,586,815
2016	4,921,605
2017	236,955
	$ $9,863,899

(9) Accrued Expenses

Accrued expenses consist of the following:

	December 31	
	2012	**2011**
Compensation	$ 2,890,040	$ 2,221,730
Benefits/self-insurance reserve	626,020	621,931
Paid time off	869,020	841,357
Commissions payable	355,212	393,028
Unrecognized tax benefits (See Note 10)	290,000	320,000
PAC Foam purchase hold-back	600,000	—
Other	1,962,550	1,142,117
	$ 7,592,842	**$ 5,540,163**

(10) Income Taxes

The Company's income tax provision (benefit) for the years ended December 31, 2012, 2011, and 2010, consists of the following:

	Years Ended December 31		
	2012	**2011**	**2010**
Current:			
Federal	$ 4,301,000	$ 3,752,000	$ 4,259,000
State	768,000	702,000	454,000
	5,069,000	**4,454,000**	**4,713,000**
Deferred:			
Federal	699,000	396,000	191,000
State	(89,000)	56,000	115,000
	610,000	**452,000**	**306,000**
Total income tax provision	**$ $5,679,000**	**$ 4,906,000**	**$ 5,019,000**

At December 31, 2012, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.3 million, which are available to offset future taxable income and expire during the federal tax years ending December 31, 2019, through 2024. The future benefit of the federal net operating loss carryforwards will be limited to approximately $300,000 per year in accordance with Section 382 of the Internal Revenue Code.

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31	
	2012	**2011**
Current deferred tax assets:		
Reserves	$ 383,000	$ 377,000
Inventory capitalization	205,000	230,000
Compensation programs	245,000	262,000
Retirement liability	55,000	72,000
Equity-based compensation	228,000	228,000
Total current deferred tax assets:	**$ 1,116,000**	**$1,169,000**
Long-term deferred tax assets/(liabilities):		
Excess of book over tax basis of fixed assets	$ (1,688,000)	$ (1,421,000)
Goodwill	(751,000)	(691,000)
Intangible assets	(69,000)	(146,000)
Total long-term deferred tax liabilities	**$(2,508,000)**	**$ (2,258,000)**
Net operating loss carryforwards	$ 443,000	$ 544,000
Deferred rent	67,000	64,000
Compensation programs	408,000	358,000
Total long-term deferred tax assets	**918,000**	**966,000**
Net long-term deferred tax liabilities	**$(1,590,000)**	**$ (1,292,000)**

The amounts recorded as deferred tax assets as of December 31, 2012, and 2011, represent the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company has total deferred tax assets of $2,034,000 at December 31, 2012, that it believes are more likely than not to be realized in the carryforward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2012	**2011**	**2010**
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	2.7	3.4	2.0
Meals and entertainment	0.1	0.1	0.1
R&D credits	(0.1)	(0.4)	(0.3)
Domestic production deduction	(2.5)	(2.8)	(1.8)
Non-deductible ISO stock option expense	0.1	0.1	0.1
Unrecognized tax benefits	(0.2)	(2.4)	1.0
Income of non-controlling interests	-	(1.0)	(0.4)
Other	0.2	0.3	0.1
Effective tax rate	**34.3%**	**31.3%**	**34.8%**

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has not been audited by any state for income taxes with the exception of returns filed in Michigan which have been audited through 2004, and income tax returns filed in Massachusetts for 2005 and 2006, and Florida for 2007, 2008, and 2009 (which are currently being audited). The Company's federal tax return for 2008 has been audited. Federal and state tax returns for the years 2009 through 2011 remain open to examination by the IRS and various state jurisdictions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") resulting from uncertain tax positions is as follows:

	Federal and State Tax	
	2012	2011
Gross UTB balance at beginning of fiscal year	$ 320,000	$ 685,000
Increases for tax positions of prior years	—	40,000
Reductions for tax positions of prior years	(30,000)	(405,000)
Gross UTB balance at December 31	**$ 290,000**	**$ 320,000**

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2012, and 2011, are $290,000 and $320,000, respectively, for each year.

At December 31, 2012, and 2011, there was no accrued interest or penalties on uncertain tax positions.

At December 31, 2012, approximately $265,000 of the unrecognized tax benefits relate to tax returns of a specific state jurisdiction that are currently under examination. Accordingly, the Company expects a reduction of this amount during 2013, since the Company expects to resolve this examination in 2013.

(11) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2012	2011	2010
Basic weighted average common shares outstanding during the year	6,679,412	6,475,540	6,157,310
Weighted average common equivalent shares due to stock options and restricted stock units	349,057	523,760	591,752
Diluted weighted average common shares outstanding during the year	**7,028,469**	**6,999,300**	**6,749,062**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive. For the years ended December 31, 2012, 2011, and 2010, the number of stock awards excluded from the computation was 17,770, 23,205, and 101,769, respectively.

(12) Stock Option and Equity Incentive Plans

Employee Stock Option Plan

The Company's 1993 Employee Stock Option Plan ("Employee Stock Option Plan"), which is stockholder approved, provides long-term rewards and incentives in the form of stock options to the Company's key employees, officers, employee directors, consultants, and advisors. The plan provides for either non-qualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for non-qualified stock options shall be determined by the Compensation Committee. These options expire over 5- to 10-year periods.

Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the options, except for options granted to officers, which may vest on a different schedule. At December 31, 2012, there were 220,000 options outstanding under the Employee Stock Option Plan. The plan expired on April 12, 2010.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). The Plan was originally intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses. The Plan was amended effective June 4, 2008, to permit certain performance-based cash awards to be made under the Plan. The Plan was further amended on June 8, 2011, to increase the maximum number of shares of common stock in the aggregate to be issued to 2,250,000. The amendment also added appropriate language so as to enable grants of stock-based awards under the Plan to continue to be eligible for exclusion from the $1,000,000 limitation on deductibility under Section 162(m) of the Internal Revenue Code (the "Code").

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), unrestricted or restricted stock, incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2012, 1,024,143 shares of common stock have been issued under the 2003 Incentive Plan, none of which have been restricted. An additional 108,866 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies. The Company has also granted awards in the form of stock options under this Plan. Through December 31, 2012, 60,000 options have been granted and 30,000 options are outstanding. At December 31, 2012, 1,068,241 shares or options are available for future issuance in the 2003 Incentive Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan. The Plan was amended and renamed, on June 3, 2009, the 2009 Non-Employee Director Stock Incentive Plan. The Plan, as amended, provides for the issuance of stock options and other equity-based securities up to 975,000 shares. At December 31, 2012, there were 243,888 options outstanding, and 3,682 shares of common stock were issued in the year ended December 31, 2012, 209,784 shares remained available to be issued under the Plan.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding December 31, 2011	**638,521**	**$ 4.98**	**—**
Granted	7,770	16.32	—
Exercised	(141,153)	3.58	—
Cancelled or expired	(11,250)	9.09	—
Outstanding December 31, 2012	**493,888**	**$ 5.47**	**$ 6,149,167**
Exercisable at December 31, 2012	**461,388**	**$ 5.10**	**$ 5,913,492**
Vested and expected to vest at December 31, 2012	**493,888**	**$ 5.47**	**$ 6,149,167**

During the years ended December 31, 2012, 2011, and 2010, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was $2,039,642, $2,204,962, and $2,711,864, respectively, and the total amount of consideration received from the exercise of these options was $505,708, $344,417, and $850,806, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the year ended December 31, 2012, 22,161 shares were surrendered at a market price of $18.01. During the years ended December 31, 2011, and 2010, 20,492 shares were surrendered at a market price of $17.64 and 62,202 shares were surrendered at a market price of $10.42, respectively.

During the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense related to stock options granted to directors and employees of $132,774, $141,499, and $213,716, respectively.

On February 17, 2012, the Company's Compensation Committee approved an award of $300,000 payable in shares of the Company's common stock to the Company's Chairman, Chief Executive Officer, and President under the 2003 Equity Incentive Plan. The shares were issued on December 27, 2012. The Company has recorded compensation expense of $300,000 for the year ended December 31, 2012. Stock compensation expense of $423,250 and $192,500 were recorded in 2011 and 2010, respectively, for similar awards.

On June 14, 2012, the Company issued 3,672 shares of unrestricted common stock to the non-employee members of the Company's Board of Directors as part of their annual retainer for serving on the Board. Based upon the closing price of $16.32 on June 14, 2012, the Company recorded compensation expense of $60,000 associated with the stock issuance for the year ended December 31, 2012. The Company recorded compensation expense of $60,000 in 2011 for a similar award.

It has been the Company's practice to allow executive officers to take a portion of their earned bonuses in the form of the Company's common stock. The value of the stock received by executive officers, measured at the closing price of the stock on the date of grant, was $0, $55,000, and $79,248, respectively, for the years ended December 31, 2012, 2011, and 2010.

The Company grants RSUs to its executive officers. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged to expense ratably during the service period. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested. The following table summarizes information about stock unit award activity during the year ended December 31, 2012:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2011	**176,209**	**$ 6.98**
Awarded	13,553	15.62
Shares distributed	(80,896)	5.96
Forfeited/Cancelled	—	—
Outstanding at December 31, 2012	**108,866**	**$ 8.77**

The Company recorded $367,631, $463,923, and $557,494, in compensation expense related to these RSUs during the years ended December 31, 2012, 2011, and 2010, respectively.

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the year ended December 31, 2012, 25,684 shares were redeemed for this purpose at a market price of $16.10. During the years ended December 31, 2011, and 2010, 30,920, and 19,579 shares were redeemed for this purpose at a market price of $18.19 and $9.25, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2012, vest:

	Options	Common Stock	Restricted Stock Units	Total
2013	$ 70,080	—	$ 272,225	$ 342,305
2014	43,892	—	129,380	173,272
2015	12,962	—	61,466	74,428
2016	—	—	6,818	6,818
Total	**$ 126,934**	**$ —**	**$ 469,889**	**$ 596,823**

Tax benefits totaling $831,584, $699,659, and $854,015, were recognized as additional paid-in capital during the years ended December 31, 2012, 2011, and 2010, respectively, since the Company's tax deductions exceeded the share-based compensation charge recognized for stock options exercised and RSUs vested.

(13) Preferred Stock

On March 18, 2009, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on March 20, 2009, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $25.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement. The rights expire on March 19, 2019.

(14) Supplemental Retirement Benefits

The Company provides discretionary supplemental retirement benefits for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $32,000, $6,000, and $30,000 for the years ended December 31, 2012, 2011, and 2010, respectively. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate, and is included in retirement and other liabilities. Total projected future cash payments for the years ending December 31, 2013 through 2017, are approximately $75,000, $45,833, $25,000, $25,000, and $25,000, respectively, and approximately $50,000 thereafter.

(15) Commitments and Contingencies

(a) ***Leases*** - The Company has operating leases for certain facilities that expire through 2018. Certain of the leases contain escalation clauses that require payments of additional rent, as well as increases in related operating costs.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012, are as follows:

Years Ending December 31	**Operating Leases**
2013	$ 2,016,705
2014	1,758,358
2015	1,199,846
2016	1,188,238
2017 and thereafter	876,260
Total minimum lease payments	**$ $7,039,407**

Rent expense amounted to approximately $2,354,000, $2,305,000, and $2,616,000 in 2012, 2011, and 2010, respectively.

(b) ***Legal*** - The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(16) Employee Benefits Plans

The Company maintains a profit sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals, as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $727,000, $715,000, and $785,000 in 2012, 2011, and 2010, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $150,000 per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment from the Company to pay amounts due under the Plan. There is currently no security mechanism to ensure that the Company will pay these obligations in the future.

The compensation withheld from Plan participants, together with gains or losses determined by the participants deferral elections is reflected as a deferred compensation obligation to participants, and is classified within retirement and other liabilities in the accompanying balance sheets. At December 31, 2012, and 2011, the balance of the deferred compensation liability totaled approximately $1.4 million and $1.1 million, respectively. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are reported within other assets in the accompanying balance sheets, and are accounted for based on the underlying cash surrender values of the policies, and totaled approximately $1.4 million and $1.1 million as of December 31, 2012, and 2011, respectively.

(17) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the balance sheets, or disclosed at fair value in the footnotes, are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, *Fair Value Measurements and Disclosures,* and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 - Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company has no assets and liabilities that are measured at fair value on a recurring basis.

(18) Acquisitions

On December 31, 2012, the Company acquired substantially all of the assets of Packaging Alternatives Corporation ("PAC"), a Costa Mesa, California-based foam fabricator, for $5.7 million. PAC specialized in the fabrication of technical urethane foams primarily for the medical industry. This acquisition brings to the Company further access and expertise in fabricating technical urethane foams, a more significant presence on the west coast and a seasoned management team. The Company has leased the former PAC facility for a period of two years.

The following table summarizes the consideration paid and the acquisition date fair value of the assets acquired and liabilities assumed relating to each transaction:

		PAC December 31, 2012
Consideration		
Cash	$	4,400,000
Purchase holdback		600,000
Contingent note payable, at present value		692,000
Fair value of total consideration transferred	**$**	**5,692,000**
Acquisition costs (professional fees) included in SG&A	**$**	**57,000**
Recognized amounts of identifiable assets acquired:		
Cash	$	803,425
Accounts receivable		1,374,853
Inventory		737,414
Other assets		54,422
Fixed assets		816,633
Non-compete		312,000
Customer list		1,537,000
Goodwill		557,594
Total identifiable net assets		**6,193,341**
Accounts payable		(312,207)
Accrued Expenses		(189,134)
Net assets acquired	**$**	**5,692,000**

With respect to the acquisition of selected assets of PAC, the Company acquired gross accounts receivable of $1,404,853, of which it deemed $30,000 to be uncollectible. It therefore recorded the accounts receivable at its fair market value of $1,374,853. With respect to the non-compete and customer list intangible assets acquired from PAC, the weighted average amortization period is five years. No residual balance is anticipated for any of the intangible assets.

Consideration for the net assets acquired includes a note payable to the Sellers in the amount of $800,000. The note is to be paid two years from the acquisition date, contingent upon the Company's ability to retain PAC's largest customer through this date. The note has been discounted to reflect imputed interest at 2% and a probability of payment of 90%.

The goodwill recorded of $533,000 will be reflected as goodwill in the Company's Component Products segment. This amount approximates the amount of goodwill the Company expects to deduct for tax purposes. The goodwill reflects the excess of consideration to be paid over the fair value of the net assets acquired, and represents the value of the workforce as well as synergies expected to be realized.

The following table contains an unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2012, and 2011, as if the PAC acquisition had occurred at the beginning of 2011:

	Years Ended December 31	
	2012 (Unaudited)	**2011** (Unaudited)
Sales	$ 141,273,675	$ 137,616,612
Net Income	11,558,968	10,947,772
Earnings per share:		
Basic	$ 1.73	$ 1.69
Diluted	1.64	1.56

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred had the PAC acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

(19) Segment Data

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products and our chief operating decision maker analyzes the Company within two distinct segments: Component Products and Packaging. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics, and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure, and health and beauty industries with engineered products for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results for each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits, and assets agree with the Company's consolidated amounts contained in the audited financial statements. Revenues from customers outside of the United States are not material.

Sales to the top customer in the Company's Component Products segment comprises 5.7% of that segment's total sales and 3.8% of the Company's total sales for the year ended December 31, 2012. Sales to the top customer in the Company's Packaging segment comprise 8.8% of that segment's total sales and 2.9% of the Company's total sales for the year ended December 31, 2012.

The results for the Packaging segment include the operations of United Development Company Limited for the years ended 2011 and 2010.

The Company presents cash and cash equivalents as unallocated assets.

Financial statement information by reportable segment is as follows:

2012	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 88,170,690	$ $42,791,114	$ —	$ 130,961,804
Operating income	13,585,639	3,080,391	—	16,666,030
Total assets	34,502,008	30,635,913	33,479,519	98,617,440
Depreciation/Amortization	1,347,945	1,580,240	—	2,928,185
Capital expenditures	2,511,108	9,482,642	—	11,993,750
Interest expense, net	(40,476)	(49,693)	—	(90,169)
Goodwill	5,020,840	2,017,791	—	7,038,631

2011	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 84,652,237	$ 42,591,609	$ —	$ 127,243,846
Operating income	13,036,101	2,680,097	—	15,716,198
Total assets	27,169,529	22,702,927	29,848,798	79,721,254
Depreciation/Amortization	1,544,377	1,236,625	—	2,781,002
Capital expenditures	1,029,046	2,711,845	—	3,740,891
Interest expense, net	(14,640)	(12,234)	—	(26,874)
Goodwill	4,463,246	2,017,791	—	6,481,037

2010	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 80,373,062	$ 40,393,388	$ —	$ 120,766,450
Operating income	11,104,306	3,287,884	—	14,392,190
Total assets	26,579,654	20,795,613	22,102,634	69,477,901
Depreciation/Amortization	1,802,085	1,350,108	—	3,152,193
Capital expenditures	1,814,874	1,470,656	—	3,285,530
Interest expense, net	(61,668)	(53,869)	—	(115,537)
Goodwill	4,463,246	2,017,791	—	6,481,037

(20) Building Sale

On January 13, 2011, United Development Company Limited ("UDT") sold its Alabama facility (Packaging segment) for $1,250,000. The net book value of the asset at December 31, 2010, was approximately $384,000. Selling expenses of approximately $38,000 were incurred.

(21) Quarterly Financial Information (unaudited)

Year Ended December 31, 2012	Q1	Q2	Q3	Q4
Net sales	$ 31,952,223	$ 33,672,605	$ 31,966,826	$ 33,370,150
Gross profit	9,201,362	9,690,555	9,225,882	10,067,382
Net income attributable to UFP Technologies, Inc.	2,348,734	2,747,066	2,596,273	3,203,224
Basic net income per share	0.36	0.41	0.39	0.48
Diluted net income per share	0.33	0.39	0.37	0.45

Year Ended December 31, 2011	Q1	Q2	Q3	Q4
Net sales	$ 31,503,588	$ 33,500,994	$ 30,761,959	$ 31,477,305
Gross profit	8,801,548	10,003,484	8,484,298	8,955,189
Net income attributable to UFP Technologies, Inc.	2,204,883	2,701,792	2,435,188	3,004,307
Basic net income per share	0.34	0.42	0.37	0.46
Diluted net income per share	0.32	0.39	0.35	0.43

(22) Plant Consolidation

On September 18, 2012, the Company committed to move forward with a plan to close its Ventura (California) facility and consolidate operations into its Rancho Dominguez (California) and El Paso (Texas) facilities. The Company incurred restructuring charges of approximately $400,000 in one-time, pre-tax expenses, all of which was paid in the fourth quarter of 2012, and committed to invest approximately $150,000 in building improvements.

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements about the Company's prospects, anticipated advantages the Company expects to realize from its acquisition strategies, including reduced costs, the Company's participation and growth in multiple markets, the Company's business opportunities, the Company's growth potential and strategies for growth, anticipated advantages the company expects to realize from its investments and capital expenditures, and any indication that the Company may be able to sustain or increase its sales and earnings, or its sales and earnings growth rates. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including economic conditions that affect sales of the products of the Company's customers, the ability of the Company to identify suitable acquisition candidates and successfully, efficiently execute acquisition transactions and integrate such acquisition candidates, actions by the Company's competitors and the ability of the Company to respond to such actions, the ability of the Company to obtain new customers, the ability of the Company to fulfill its obligations on long-term contracts and to retain current customers, the public's perception of environmental issues related to the Company's business, the Company's ability to adapt to changing market needs, the implementation of new production equipment in a timely, cost-effective manner and other factors. Accordingly, actual results may differ materially from those projected in the forward-looking statements as a result of changes in general economic conditions, interest rates, and the assumptions used in making such forward-looking statements. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions, or circumstances on which any such statement is based.

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m., on June 12, 2013, at the Black Swan Country Club, 258 Andover Street, Georgetown, MA 01833, USA.

COMMON STOCK LISTING
UFP Technologies' common stock is traded on NASDAQ under the symbol UFPT.

STOCKHOLDER SERVICES
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com/investors/filings.html.

CORPORATE HEADQUARTERS
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833 USA
(978) 352-2200 phone
(978) 352-5616 fax

PLANT LOCATIONS
California, Colorado, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Grant Thornton LLP
125 High Street, 21st Floor
Boston, MA 02110

CORPORATE COUNSELS
Lynch Brewer Hoffman & Fink, LLP
75 Federal Street, 7th Floor
Boston, MA 02110

Brown Rudnick LLP
1 Financial Center
Boston, MA 02111

ABOUT THIS REPORT
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

WORLD WIDE WEB
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's website at www.ufpt.com/investors/filings.html.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly **do**
Chairman, CEO and President

Kenneth L. Gestal **d**
President & Managing Partner
Decision Capital, LLC

David B. Gould **d**
President
Westfield, Inc.

Marc Kozin **d**
Senior Advisor
L.E.K. Consulting

Ronald J. Lataille **o**
Vice President, Treasurer,
Secretary and
Chief Financial Officer

Richard S. LeSavoy **o**
Vice President
Manufacturing

Thomas Oberdorf **d**
Chief Financial Officer
SIRVA, Inc

Robert W. Pierce, Jr. **d**
Chairman, CEO,
and Co-Owner
Pierce Aluminum Co.

Mitchell C. Rock **o**
Vice President
Sales and Marketing

Daniel J. Shaw, Jr. **o**
Vice President
Engineering

David K. Stevenson **d**
Director, Trustee,
and Consultant

d Directors **o Officers**

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging, rewarding work environment for all of our employees.

QUALITY

We are dedicated to continuously improving our quality of service, quality of communications, quality of relationships, and quality of commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant re-examination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.



UFP
TECHNOLOGIES

172 East Main Street
Georgetown, MA 01833

800 372 3172
ufpt.com